Exhibit 12.2

AMERICAN HOMES 4 RENT, L.P.
RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(Amounts in thousands)	Year ended December 31,
	2017	2016	2015	2014	2013 (1)
Earnings:
Income (loss) from continuing operations	$76,492	$10,446	$(47,948)	$(33,092)	$(20,074)
Less: equity in earnings of joint ventures	(1,642)	(860)	—	—	—
Add: fixed charges	119,006	133,783	98,103	33,077	10,016
Less: capitalized interest	(5,656)	(2,290)	(8,690)	(13,196)	(9,646)
Less: gain on remeasurement of equity method investment	—	—	—	—	(10,945)
Less: gain on conversion of Series E units	—	(11,463)	—	—	—
Less: remeasurement of Series E units	—	—	(2,100)	5,119	2,057
Less: remeasurement of participating preferred units	(2,841)	7,020	4,830	6,158	1,810
Total earnings	$185,359	$136,636	$44,195	$(1,934)	$(26,782)

Combined fixed charges and preferred distributions:
Interest expense (including amortization of loan costs)	$112,620	$130,847	$89,413	$19,881	$370
Capitalized interest	5,656	2,290	8,690	13,196	9,646
Portion of rental expense which represents interest factor	730	646	—	—	—
Fixed charges	$119,006	$133,783	$98,103	$33,077	$10,016
Preferred distributions (2)	60,718	43,264	41,067	37,528	16,223
Combined fixed charges and preferred distributions	$179,724	$177,047	$139,170	$70,605	$26,239

Ratio of earnings to fixed charges	1.56	1.02	0.45	N/A	N/A

Ratio of earnings to combined fixed charges and preferred distributions	1.03	0.77	0.32	N/A	N/A

Surplus (deficiency) of earnings to fixed charges	$66,353	$2,853	$(53,908)	$(35,011)	$(36,798)

Surplus (deficiency) of earnings to combined fixed charges and preferred distributions	$5,635	$(40,411)	$(94,975)	$(72,539)	$(53,021)

(1)	Excludes discontinued operations.

(2)
Includes distributions of $4.7 million on Series A participating preferred units, $4.1 million on Series B participating preferred units, $10.5 million on Series C participating preferred units, $17.5 million on Series D perpetual preferred units, $14.6 million on Series E perpetual preferred units, $6.2 million on Series F perpetual preferred units and $3.1 million on Series G perpetual preferred units for the year ended December 31, 2017. Includes distributions of $6.3 million on Series A participating preferred units, $5.5 million on Series B participating preferred units, $10.5 million on Series C participating preferred units, $10.6 million on Series D perpetual preferred units, $7.4 million on Series E perpetual preferred units and $3.0 million on Series C convertible units for the year ended December 31, 2016. Includes distributions of $6.3 million on Series A participating preferred units, $5.5 million on Series B participating preferred units, $10.5 million on Series C participating preferred units and $18.8 million on Series C convertible units for the year ended December 31, 2015. Includes distributions of $6.3 million on Series A participating preferred units, $5.7 million on Series B participating preferred units, $6.9 million on Series C participating preferred units and $18.6 million on Series C convertible units for the year ended December 31, 2014. Includes distributions of $1.2 million on Series A participating preferred units, $14.9 million on Series C convertible units and $0.2 million on 3.5% convertible perpetual preferred units for the year ended December 31, 2013.